Filed by Exxon Mobil Corporation
(Commission File No.: 001-02256)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Pioneer Natural Resources Company

(Commission File No.: 001-13245)

The following transcript is an excerpt of an interview given by Darren Woods, Chairman and Chief Executive Officer of Exxon Mobil Corporation, to CNBC on December 7, 2023:

Excerpt of Darren Woods’ CNBC Interview on December 7, 2023

CNBC; Squawk Box

TRANSCRIPT:

•	Exxon: Darren Woods (DWW)

•	CNBC: David Faber (DF)

DWW:	(1:03) I think it speaks to the resiliency of the unconventional business, the innovation that we see there.

You know there's actually less rigs now – if you go back in time and compared to similar levels of production – less rigs, delivering more production, which speaks to the innovation, the creativity of the people who are in the Permian producing it.

My views are going to continue to see good activity in the unconventional space. I suspect the growth will slow down, but we’ll continue to see some level of growth coming out of the unconventional, which is, frankly, good for the world and good for the US and the US’ energy security.

DF:	(1:35) Yeah, and the Pioneer deal going to actually help you increase production?

DWW:	(1:38) Yeah, so what we’re doing with Pioneer, we’ve put a lot of emphasis on what ExxonMobil as a large, multi-national company – how we can bring the capability and skills that we've developed all around the world to bear in this unique US resource and, frankly, have developed an approach, technology, a way of recovering that resource that gives us a big advantage.

So, we're taking what Pioneer has to offer, which is very capable people, and, you know, the best acreage in the Permian, combining that with our development approach and technology, we'll produce more oil at a lower cost and more environmentally efficient.

We’re going to bring forward their 2050 net zero ambition to a 2035 net zero plan. So, we’ll bring…

DF:	(2:20) So, ambition to plan 15 years earlier?

DWW:	(2:22) Ambition to plan 15 years earlier. We’ve got a 2030 net zero plan for our own existing Permian production.

DF:	(2:28) I’ve been there and obviously spent time with a lot of your people down there.

DWW:	(2:31) Yeah, we’re on track for that. So, I think, we’re working – we’ll bring that forward if we can, if we find the opportunity; so lower, emissions, less environmental footprint, more production at a lower cost, good for the economy and, frankly, it helps US energy security.

So, I think there’s a lot to like about that, and it generates additional value that neither Pioneer or ourselves could do without this combination, so good for shareholders.

So, I think any lens you want to look at that deal, it’s a win-win-win.

DF:	(2:55) You think it’s a win-win-win?

DWW:	(2:56) Absolutely.

DF:	(2:57) Since we’re on the subject of it, obviously a lot to cover here though.

You did get a second request for information from the antitrust authorities, not a big surprise.

DWW:	(3:04) No.

DF:	(3:05) Any concerns on your part though on that front?

DWW:	(3:06) No, I think we’re going to try to respond as quickly as we can with the information to look and we think it’s reasonable to take a look at that.

It’s got a lot of headlines; it’s large. When you look at the transaction in the end in itself, but in the context of the bigger market, it’s a very small transaction.

Our production will be less than 5% of US total production. Even if you focus in on what’s coming out of the Permian, we’re less than 15% of production.

And, of course, on the global stage, which this market, as you know, is very liquid, very transparent, you know, we’re less than 3% of production.

So, I don’t think there’s any angle that you can take a look at this potential combination and find any concerns about competition.

DF:	(3:43) Yeah, and when you talk about technology upgrade in the sense – my word, not yours – but I mean did the Pioneer guys say – hey, wait a second, we’re as advanced as anyone in terms of getting the stuff out of the ground. What are you talking about?

DWW:	(3:56) Well, I think – and they are – it’s a great organization, they got great people who are very capable, so I would agree with that sentiment.

They don’t have the same resources as ExxonMobil has. They don’t have a standalone technology organization that’s worked for the last five years to try to improve the recovery of that resource.

So, it’s not necessarily an issue about the quality of the people or their capability, it’s the resources they have available.

Same with the environmental reduction. They’ve been very focused on and environmentally responsible production, but they don’t have the same resources that ExxonMobil can bring to bear.

So, I think, frankly, that’s a broader theme for this whole challenge the world faces with respect to reducing emissions. It’s going to take scale; it’s going to take large companies with the kind of resources required to make significant progress there.

We have a key role to play there and we’re going to do that in this unconventional space, but we’re doing it in a lot of other places as well.

Important Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction between Exxon Mobil Corporation (the “Company”) and Pioneer Natural Resources Company (“Pioneer”), the Company and Pioneer have filed and will file relevant materials with the Securities and Exchange Commission (the “SEC”). On November 21, 2023, the Company filed with the SEC a registration statement on Form S-4 (the “Form S-4”) to register the shares of the Company common stock to be issued in connection with the proposed transaction. The Form S-4 includes a proxy statement of Pioneer that also constitutes a prospectus of the Company. The information in the Form S-4 is not complete and may be changed. After the Form S-4 is declared effective, a definitive proxy statement/prospectus will be mailed to stockholders of Pioneer. This communication is not a substitute for the Form S-4, proxy statement or prospectus or any other document that the Company or Pioneer (as applicable) has filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND PIONEER ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE proposed transaction AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the proxy statement/prospectus, as well as other filings containing important information about the Company or Pioneer, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by the Company are and will be available free of charge on the Company’s internet website at www.exxonmobil.com under the tab “investors” and then under the tab “SEC Filings” or by contacting the Company’s Investor Relations Department at investor.relations@exxonmobil.com. Copies of the documents filed with the SEC by Pioneer will be available free of charge on Pioneer’s internet website at https://investors.pxd.com/investors/financials/sec-filings/. The information included on, or accessible through, the Company’s or Pioneer’s website is not incorporated by reference into this communication.

Participants in the Solicitation

The Company, Pioneer, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Pioneer and a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Form S-4 in the section entitled “Interests of Pioneer’s Directors and Executive Officers in the Merger”, including the documents incorporated by reference therein. Information about the directors and executive officers of the Company is set forth in the sections entitled “Board of Directors” and “Director and Executive Officer Stock Ownership” included in the Company’s proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000119312523100079/d429320ddef14a.htm), in the sections entitled “Information about our Executive Officers” and “Directors, Executive Officers and Corporate Governance” included in the Company’s Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000020/xom-20221231.htm), in the Company’s Form 8-K filed on June 6, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000036/xom-20230531.htm) and in the Company’s Form 8-K filed on February 24, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000022/xom-20230221.htm). Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and will be contained in other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of the Company and Pioneer, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals that may be required on anticipated terms and Pioneer stockholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the proposed transaction, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of the Company and Pioneer to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against the Company, Pioneer or their respective directors; the risk that disruptions from the proposed transaction will harm the Company’s or Pioneer’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; rating agency actions and the Company and Pioneer’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments, including regulatory actions targeting public companies in the oil and gas industry and changes in local, national, or international laws, regulations, and policies affecting the Company and Pioneer including with respect to the environment; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect the Company’s and/or Pioneer’s financial performance and operating results; certain restrictions during the pendency of the proposed transaction that may impact Pioneer’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against the Company or Pioneer, and other political or security disturbances; dilution caused by the Company’s issuance of additional shares of its common stock in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in policy and consumer support for emission-reduction products and technology; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for oil, natural gas, petrochemicals, and feedstocks and other market or economic conditions that impact demand, prices and differentials, including reservoir performance; changes in technical or operating conditions, including unforeseen technical difficulties; those risks described in Item 1A of the Company’s Annual Report on Form 10-K, filed with the SEC on February 22, 2023, and subsequent reports on Forms 10-Q and 8-K, as well as under the heading “Factors Affecting Future Results” on the Investors page of the Company’s website at www.exxonmobil.com (information included on or accessible through the Company’s website is not incorporated by reference into this communication); those risks described in Item 1A of Pioneer’s Annual Report on Form 10-K, filed with the SEC on February 23, 2023, and subsequent reports on Forms 10-Q and 8-K; and those risks described in the registration statement on Form S-4 and accompanying prospectus available from the sources indicated above. References to resources or other quantities of oil or natural gas may include amounts that the Company or Pioneer believe will ultimately be produced, but that are not yet classified as “proved reserves” under SEC definitions.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors presented in the registration statement on Form S-4 are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither the Company nor Pioneer assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on the Company’s or Pioneer’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Actions needed to advance the Company’s 2030 and 2035 greenhouse gas emission-reductions plans are incorporated into its medium-term business plans, which are updated annually. The reference case for planning beyond 2030 is based on the Company’s Energy Outlook research and publication (the “Outlook”). The Outlook is reflective of the existing global policy environment, the Outlook does not attempt to project the degree of required future policy and technology advancement and deployment for the world, or the Company, to meet net zero by 2050. As future policies and technology advancements emerge, they will be incorporated into the Outlook, and the Company’s business plans will be updated accordingly. Actual future results, including the achievement of net zero in Upstream Permian Basin unconventional operated assets by 2030/2035 and plans to lower methane emissions from operated assets, to increase water recycling in our combined Permian operations, and to feed hydrogen, ammonia, and carbon capture projects could vary depending on the ability to execute operational objectives on a timely and successful basis; policy support for emission-reduction products and technologies; changes in laws, regulations and international treaties regarding lower emission technologies and projects; government incentives; unforeseen technical or operational difficulties; the outcome of research efforts and future technology developments, including the ability to scale projects, technologies, and markets on a commercially competitive basis; changes in supply and demand and other market factors affecting future prices of oil, gas, and petrochemical products; the actions of competitors; and other factors discussed in this communication and in the additional forward looking statement disclaimer included above.

All references to production rates, project capacity, resource size, and acreage are on a gross basis, unless otherwise noted.